EXHIBIT 99.1

B Communications Fourth Quarter Earnings Release Scheduled For March 15, 2012

Ramat-Gan, Israel March 8, 2012, B Communications Ltd. (NASDAQ/TASE: Bcom), today announced that it will release its Fourth quarter results on Thursday, March 15, 2012.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620